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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue, 31st Floor
(No. and Street)

New York (City) | NY (State) | 10172 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Karpukhin 212.801.9877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) | New York (City) | NY (State) | 10154 (Zip Code)

Securities and Exchange Commission
Trading and Markets

FEB 1 0 2020

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Alexander Karpukhin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANZ Securities Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

JANE AU YEUNG
Notary Public - State of New York
NO. 01AU6376231
Qualified in Queens County
My Commission Expires Jun 4, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANZ SECURITIES, INC.

(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
ANZ Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. (the Company) as of September 30, 2019 (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1994.

New York, New York
November 26, 2019

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2019

	Note		
Assets			
Cash and cash equivalents	2(d), 3, 9	$	2,401,840
Securities owned, at fair value	2(e), 4		31,945,301
Fails to deliver	9		37,137,979
Receivable from brokers, dealers and clearing organizations			100,000
Private placement and underwriting fees receivable	9		2,007,376
Current taxes receivable	2(f), 8		392,091
Deferred tax assets	2(f), 8		263,673
Other assets			13,553
Total assets			74,261,813
Liabilities and Stockholder's Equity			
Liabilities:			
Fails to receive	9		37,137,979
Accounts payable and accrued expenses	2(i), 8, 9		1,739,393
Total liabilities			38,877,373
Commitments and contingent liabilities	6		
Subordinated borrowings with Parent	5, 9		-
Stockholder's equity:			
Common stock - authorized, issued, and outstanding, 200 shares with no par value			-
Additional paid-in capital			548,487
Retained earnings			34,835,954
Total stockholder's equity			35,384,441
Total liabilities and stockholder's equity		$	74,261,813

See accompanying notes to statement of financial condition.

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Regulation D private placement of securities on a "best-efforts" basis. Clearing and settlement services in relation to underwriting activities are rendered by an independent firm, Pershing LLC, under a fully disclosed clearing agreement.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. The Ultimate Parent performs execution, clearing, and settlement services for the transactions where the Company acts as its agent.

Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared under U.S. generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(c) Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are rented from the Ultimate Parent's New York branch.

(d) Cash and Cash Equivalents

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

(e) Securities owned

The securities portfolio held by the Company comprises only US Treasury Bills ("T-Bills"). Those bills are short-term U.S. government debt obligations with a maturity of one year or less, sold at a discount from the face value of the bill.

Securities owned are recorded at fair value. T-Bills are actively traded in the marketplace, and the reported fair values are determined based on quoted market prices with no adjustments. This represents so called Level 1 of the Fair Value Hierarchy under Account Standards Codification (ASC) Topic 820, Fair Value Measurement.

(f) Income Taxes

The Company accounts for income taxes in accordance with Account Standards Codification (ASC) Topic 740, Income Taxes. The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) Loss contingencies

The accrual amounts for legal contingencies are estimated in accordance with the probability of occurrence and reasonably estimable criteria of ASC Subtopic 450-20, *Loss Contingencies*.

(h) Deferred compensation

The Company may award its employees with deferred compensation, paid in shares of the Ultimate Parent. Such deferred compensation vests to the employee after a predetermined period from the date of award (currently, 3 years). In addition, under the existing incentive arrangements, mandatory deferral into shares applies to incentive amounts above a specified threshold, vesting progressively over a predetermined period, usually up to 3 years. In exceptional circumstances, deferred compensation may be granted to new employees upon commencement with ANZ to compensate for remuneration forgone from their previous employer. The vesting period generally aligns with the remaining vesting period of remuneration forgone, and therefore varies between awards.

The Company pays in cash to the Ultimate Parent the value of the granted award over the same period.

(3) Cash and Cash Equivalents

Cash and cash equivalents includes balance with banks. This includes balance with New York branch of Australia and New Zealand Banking Group Limited (the Ultimate parent). Refer note 9 for related party transactions.

(4) Securities Owned

The securities portfolio held by the Company comprises a rolling portfolio of US Treasury Bills ("T-Bills"), which is a short-term U.S. government debt obligation with a maturity of one year or less. Accordingly, this portfolio is considered to carry no credit risk and does not give rise to a significant market risk or liquidity risk.

The portfolio held as of September 30, 2019 was as follows:

Fair value	$ 31,945,301
Amortized cost	31,891,825
Face value	32,200,000
Weighted average maturity	7.5 months

(5) Subordinated Borrowings

The Company has a Revolving Credit Facility (RCF) provided by the Ultimate Parent whereby the Ultimate Parent irrevocably agrees that the obligations of the Company, with respect to the payment of principal and interest, shall be subordinate to all claims of all other present and future creditors of the Company. This RCF, executed on November 7, 2018, has a principal amount of $100 million and a scheduled maturity date of November 6, 2021. It bears interest at the rate of the three month USD London Interbank Offered Rate (LIBOR) plus 140 basis points payable on the outstanding advances, with commitment fee payable on the undrawn balance.

Under the terms of the RCF, the Company may draw on the facility and/or repay outstanding advances in aggregate amounts of $10 million or multiples thereof until November 7, 2020. Thereafter, in the remaining year, the Company is not able to make incremental drawings, and must repay any outstandings by the maturity date.

The Company received approval from FINRA that the current RCF meets FINRA's requirements for a satisfactory subordination agreement. It is accordingly treated as part of capital in the computation of net capital under SEC Rule 15c3 1.

There were no borrowings during the year.

(6) Commitments and Contingent Liabilities

As of September 30, 2019 the Company was not involved in any significant pending court proceedings.

(7) Employee Benefits

The Company participates in the Australia and New Zealand Bank Retirement Savings Plan, which is a defined contribution plan sponsored by the Ultimate Parent's New York branch. The plan is qualified under Section 401(k) of the Internal Revenue Code and covers all employees of the Company. Under the plan, employees are permitted to contribute up to 50% of compensation on a pre-tax basis and an additional 6% after tax, limited to maximum annual contribution amounts as set by the Internal Revenue Code. The Company makes matching contributions of up to 4% of employees' salaries, and in addition may make an additional contribution fully at its own discretion.

(8) Income Taxes

New York State and New York City are principally where the Company is subject to state and local income taxes, respectively. As a result of US Federal Tax Reform, effective January 1, 2018 relative to the reduction of the tax rate, the Company's Federal statutory tax rate decreased to 21% and to 26% inclusive of New York State and New York City.

During fiscal year ended 2019, the Company concluded an audit settlement with New York State for fiscal year ended 2015 in relation to sourcing of revenue which was mutually agreed and not binding on the Company or New York State in subsequent fiscal years. This audit settlement will be disclosed to New York City as per applicable requirements. As of September 30, 2018 the Company carried a reserve recorded in the amount of $303,689 with respect to the aforementioned revenue sourcing matter. The Company has concluded that no further reserve is required.

The Company's Federal, New York State and New York City tax returns for fiscal years ended September 30, 2016, 2017 and 2018 are open to examinations. The Internal Revenue Service concluded an examination for fiscal year ended 2016 during fiscal year ended 2019. The examination resulted in an immaterial adjustment to increased taxable income. The Internal Revenue Service has recently notified the Company that it is under examination for fiscal year ended 2018.

In light of recent developments pertaining to legislation changes as well as jurisprudence that potentially affects all industries; the Company has reassessed its state tax liability and has determined a reserve of $750,000 (net of federal benefit) is appropriate to recognize to cover potential challenges.

As of September 30, 2019, the Company recognized a deferred tax asset of $64,306 related to employee compensation. Management has determined that the realization of the recognized deferred tax assets is more likely than not, based on taxable temporary differences and anticipated future taxable income

(9) Related Party Transactions

In the normal course of business the Company conducts transactions with its Parent, the Ultimate Parent and other related parties. No outstanding amounts as of September 30, 2019 have been written down or recorded as allowances, as they are considered fully collectible.

The following is a summary of amounts reflected in the financial statements that are a result of transactions with affiliated companies as of and for the year ended September 30, 2019:

		Ultimate Parent	Other members of ANZ Group
Statement of financial condition, asset/(liability):			
Cash and cash equivalents	$	444,016	–
Fails to deliver		3,953,724	–
Accounts payable and accrued expenses		(412,442)	–
Fails to receive		(33,184,255)	–

(10) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2019, the Company had net capital of $32,478,150 which was $32,228,150 in excess of its required net capital of $250,000, and as such, is in compliance with the required net capital in accordance with SEC Rule 15c3-1.

(11) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was November 26, 2019. None were identified for inclusion in this report.